SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on September 30, 2005 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the three-month period

ended September 30, 2005

Fiscal year No.116 beginning July 1, 2005

Expressed in Argentine Pesos (See Note 1 to the Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	61.50%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	780,423,632	78,042,363	78,042,363

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2005

	09.30.05 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	27,519,663	24,961,116
Investments (Note 4.b)	51,414,002	41,712,702
Accounts receivable, net (Note 4.d)	64,936,570	56,195,415
Other receivables and prepaid expenses (Note 4.e)	32,849,697	32,075,756
Inventory (Note 4.f)	805,380	888,118

Total Current Assets	177,525,312	155,833,107

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	10,065,453	7,698,839
Other receivables and prepaid expenses, net (Note 4.e)	12,478,592	11,402,424
Inventory, net (Note 4.f)	49,497,154	49,463,083
Fixed assets, net (Note 4.g)	975,584,802	981,266,154
Investments, net (Note 4.c)	24,800,716	20,064,809
Intangible assets, net (Note 4.h)	5,011,049	5,289,732

Subtotal Non-Current Assets	1,077,437,766	1,075,185,041

Goodwill, net (Note 4.i)	15,687,650	16,876,670

Total Non Current Assets	1,093,125,416	1,092,061,711

Total Assets	1,270,650,728	1,247,894,818

	09.30.05 (Notes 1 and 3) Ps.	06.30.05 (Notes 1 and 3) Ps.
LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	54,190,088	49,992,145
Short-term debt (Note 4.k)	204,145,416	56,417,505
Salaries and social security payable (Note 4.l)	4,806,732	8,443,939
Taxes payable (Note 4.m)	18,459,456	10,994,872
Customer advances (Note 4.n)	40,164,555	36,306,564
Related parties (Note 5)	5,498,028	3,760,530
Dividends payable (Note 5)	39,000	39,000
Other liabilities (Note 4.o)	11,898,392	10,575,022

Total Debts	339,201,667	176,529,577

Provisions (Note 4.p)	—	2,032,500

Total Current Liabilities	339,201,667	178,562,077

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	1,615,515	1,870,602
Long-term debt (Note 4.k)	25,000,000	175,139,901
Taxes payable (Note 4.m)	10,373,079	8,463,670
Customer advances (Note 4.n)	43,274,044	39,264,344
Related parties (Note 5)	1,746,000	1,732,200
Other liabilities (Note 4.o)	11,353,182	13,829,834

Total debts	93,361,820	240,300,551

Provisions (Note 4.p)	10,641,867	10,606,121

Total Non-Current Liabilities	104,003,687	250,906,672

Total Liabilities	443,205,354	429,468,749

Minority interest	27,137,974	27,418,496

SHAREHOLDERS’ EQUITY	800,307,400	791,007,573

Total Liabilities and Shareholders’ Equity	1,270,650,728	1,247,894,818

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	09.30.05 (Notes 1 and 3) Ps.	09.30.04 (Notes 1 and 3) Ps.
Revenues:
Leases and services	49,112,453	34,147,203
Credit card operations	24,550,447	11,199,907
Other	21,960	10,620

Total revenues	73,684,860	45,357,730

Costs:
Leases and services	(19,203,930)	(14,482,378)
Credit card operations	(9,013,890)	(4,453,960)
Other	(77,699)	(15,566)

Total costs	(28,295,519)	(18,951,904)

Gross profit (loss):
Leases and services	29,908,523	19,664,825
Credit card operations	15,536,557	6,745,947
Other	(55,739)	(4,946)

Total gross profit	45,389,341	26,405,826

Selling expenses	(8,184,527)	(3,779,357)
Administrative expenses	(9,806,912)	(4,978,542)
Net income in credit card trust	1,304,577	609,495

Subtotal	(16,686,862)	(8,148,404)

Operating income	28,702,479	18,257,422

Net loss on equity investments	(146,884)	(239,014)

Amortization of goodwill	(1,189,020)	(1,206,699)

Financial gain generated by assets:
Interest income	1,666,461	1,123,638
Exchange differences	12,733	337,085

Subtotal	1,679,194	1,460,723

Financial gain (loss) generated by liabilities:
Gain from derivative instruments	—	1,072,569
Interest expense	(2,202,153)	(3,197,084)
Loss on early redemption of senior notes	—	(213,228)
Exchange differences, net	(301,858)	(27,199)
Interest and exchange differences with related parties (Note 5)	(4,542,762)	(4,970,028)

Subtotal	(7,046,773)	(7,334,970)

Financial results, net	(5,367,579)	(5,874,247)

Other expenses, net (Note 4.q.)	(379,668)	(815,479)

Income before taxes and minority interest	21,619,328	10,121,983

Income tax	(11,129,881)	(7,245,465)
Minority interest	(1,189,620)	(412,143)

Net income	9,299,827	2,464,375

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	09.30.05 (Notes 1 and 3) Ps.	09.30.04 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	49,714,480	68,296,467
Cash and cash equivalents as of the end of the period	57,489,042	45,407,384

Net increase (decrease) in cash and cash equivalents	7,774,562	(22,889,083)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	9,299,827	2,464,375
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	1,405,318	1,464,946
• Depreciation of fixed assets	15,502,688	13,218,519
• Amortization of impairment of fixed assets	(30,250)	(49,683)
• Amortization of impairment of intangible assets	(38,041)	(822)
• Amortization of intangible assets	424,390	29,146
• Amortization of goodwill	1,189,020	1,206,699
• Condominium expenses	2,510,412	—
• Provision for directors’ fees	1,452,778	—
• Other provisions	878,540	—
• Charge for expenses related to doubtful accounts	1,451,540	—
• Accelerated realized gains	(2,427,718)	—
• Charge of provision for contingencies	279,357	91,219
• Charge (recovery) of allowance for doubtful accounts	918,389	(568,908)
• Net loss (income) in credit card trust	17,309	(157,487)
• Loss on early redemption of senior notes	—	213,228
• Net loss on equity investments	146,884	239,014
• Minority interest	1,189,620	412,143
• Tax on personal assets of shareholders	116,610	963,388
• Income tax	11,129,881	7,245,465

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Increase in accounts receivable	(16,084,695)	(6,022,422)
• Decrease (increase) in other receivables and prepaid expenses	1,134,965	(4,451,375)
• Increase in intangible assets	(118,266)	(695,503)
• Decrease in inventory	48,667	48,431
• Increase (decrease) in trade accounts payable	3,672,903	(618,094)
• Increase in customer advances	7,867,691	5,152,749
• Increase in taxes payable	1,669,741	538,707
• Decrease in salaries and social security payable	(3,637,207)	(2,239,698)
• Decrease in provision for contingencies	(2,276,111)	(131,276)
• Decrease in other liabilities	(178,340)	(430,228)
• Increase in due to related parties	281,156	544,679
• Decrease in accrued interest	(2,731,213)	(1,726,592)

Net cash provided by operating activities	35,065,845	16,740,620

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(8,572,306)	(12,398,751)
• Contributions for the setting up of companies	—	(125,000)
• (Increase) decrease in investments	(7,837,207)	263,169
• Guarantee deposit	(8,610,000)	—
• Advanced payment for the purchase of shares	—	(5,195,768)

Net cash used in investing activities	(25,019,513)	(17,456,350)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(256,555)	(22,173,353)
• Overdrafts	2,134,619	—
• Payment of seller financing - Mendoza Plaza Shopping S.A (formerly Pérez Cuesta S.A.C.I)	(5,149,834)	—
• Proceeds from short-term debt	1,000,000	—

Net cash used in financing activities	(2,271,770)	(22,173,353)

Net increase (decrease) in cash and cash equivalents	7,774,562	(22,889,083)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	09.30.05 Ps.	09.30.04 Ps.
Additional information
Cash paid during the period for:
– Interest	9,099,020	8,192,471
– Income tax	237,230	219,253

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	5,130,154
– Liquidation of interest in credit card receivables	2,521,021	1,221,746
– Issuance of credit card receivables	4,069,145	3,755,795
– Increase in fixed assets through an increase in short-term debt	1,019,900	—
– Increase in other receivables and prepaid expenses through a decrease in fixed assets	71,073	—
– Increase in other receivables and prepaid expenses through a decrease in intangible assets	10,600	—
– Increase in related parties through a decrease in minority interest	1,470,142	—
– Increase in fixed assets through an increase in trade accounts payable	269,953	—

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month period ended September 30, 2005 and 2004

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

APSA or the Company has consolidated its Balance Sheets at September 30, 2005 and June 30, 2005 and the statements of income and cash flows for the three-months periods ended September 30, 2005 and 2004 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Financial Statements corresponding to the three-month periods ended to September 30, 2005 and 2004 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the three-month periods ended September 30, 2005 and 2004 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

The unaudited consolidated financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 was the domestic wholesale price index published by the National Institute of Statistics and Census.

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closure dates for the financial statements for consolidation purposes
	09.30.05	09.30.04
Emprendimiento Recoleta S.A.	51	51	09.30.05
Tarshop S.A.	80	80	09.30.05
Shopping Neuquén S.A.	94.623	94.623	09.30.05
Inversora del Puerto S.A.	99.9917	99.9917	09.30.05
Alto Research and Development S.A. (Formerly Alto Invest S.A.) (1)	—	100	09.30.05
Shopping Alto Palermo S.A.	99.9999	99.9999	09.30.05
Fibesa S.A.	99.9999	99.9999	09.30.05
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) (2)	85.40	18,90	09.30.05
Conil S.A.	50	—	06.30.05

(1)	Merged society with APSA taking effect as from 06/01/05.
(2)	The Company consolidates with Mendoza Plaza Shoopping S.A. as from 10/01/04.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the unaudited basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when accrued.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.9999% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government and mortgage bonds are valued at net realizable value in force at period-end and time deposits valued at face value plus accrued interest.

b.2.	Interest in other companies

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes retained interests in transferred credit card receivables and Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A.

c.	Goodwill

It includes the acquisition value of Shopping Center “Alto Palermo Shopping”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.05 Ps.	06.30.05 Ps.
Cash in local currency	2,410,117	1,877,650
Cash in foreign currency	1,638,709	1,839,228
Banks in local currency	6,909,044	6,436,660
Banks in foreign currency	12,086,406	12,702,123
Banks - saving accounts	4,475,387	2,105,455

Total cash and banks	27,519,663	24,961,116

b)	Current investments:

	09.30.05 Ps.	06.30.05 Ps.
Mutual funds	28,943,273	18,714,676
Retained interests in transferred credit card receivables (i)	9,288,901	10,634,316
Time deposits in local currency	1,026,106	6,038,688
LEBACS bonds (i)	9,420,070	3,444,559
Mortgage bonds - Banco Hipotecario S.A. (i) (Note 5)	2,699,813	2,841,985
BONTE 2006 bonds (i)	35,839	38,478

Total current investments	51,414,002	41,712,702

(i)	Not considered as cash equivalent for purpose of the unaudited consolidated statements of cash flows.

c)	Non-current investments, net:

	09.30.05 Ps.	06.30.05 Ps.
Non-current
Retained interests in transfered credit card receivables – Fideicomiso Tarshop S.A.	23,758,478	19,033,594
E-Commerce Latina S.A.	661,526	808,355
Trust debt securities – fideicomiso Tarshop S.A.	380,712	222,860

Total non-current investments, net	24,800,716	20,064,809

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d)	Accounts receivable, net:

	09.30.05 Ps.	06.30.05 Ps.
Current
Leases and services receivables	13,725,227	15,652,309
Tarshop S.A. Credit card receivables	31,534,065	28,836,500
Debtors under legal proceedings	21,796,070	21,752,565
Checks to be deposited	26,522,241	20,318,949
Pass-through expenses receivable	6,841,943	5,108,278
Notes receivable	1,626,113	1,517,963
Mortgage receivable – Torres Abasto	334,011	353,115
Other	84,604	22,963
Less:
Allowance for doubtful accounts	(37,527,704)	(37,367,227)

Total	64,936,570	56,195,415

Non-current
Credit card receivables	10,188,568	7,898,673
Mortgage receivable – Torres Abasto	741,651	769,385
Notes receivable	118,650	—
Less:
Allowance for doubtful accounts	(983,416)	(969,219)

Total	10,065,453	7,698,839

Total accounts receivable, net	75,002,023	63,894,254

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e)	Other receivables and prepaid expenses, net:

	09.30.05 Ps.	06.30.05 Ps.
Current
Asset tax credits	12,150,141	15,442,360
Guarantee deposits (i)	8,885,340	275,340
Related parties (Note 5)	3,159,805	2,172,003
Prepaid services	2,596,226	1,612,785
Prepaid expenses	2,227,495	4,643,461
Other tax credits	1,226,234	978,871
Prepaid gross sales tax	970,585	1,037,331
Credit Card trust guarantee fund	493,283	4,089,823
Income tax, net	414,306	867,562
Other prepaid taxes	219,579	322,220
Other	506,703	634,000

Total	32,849,697	32,075,756

Non-Current
Deferred income tax	7,597,819	7,752,542
Credit Card trust guarantee fund	3,184,202	2,062,490
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable under legal proceedings	(2,208,275)	(2,208,275)
Prepaid gross sales tax	892,384	782,445
Prepaid expenses	303,125	315,250
VAT receivable	257,583	252,438
Asset tax credits	208,471	202,087
Guarantee deposits	14,350	14,235
Other	20,658	20,937

Total	12,478,592	11,402,424

Total other receivables and prepaid expenses, net	45,328,289	43,478,180

(i)	See Note 3. c) of the basic Unaudited Financial Statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f)	Inventory, net:

	09.30.05 Ps.	06.30.05 Ps.
Current
Torres de Abasto	517,599	517,599
Resale merchandise	269,781	301,695
Other	18,000	68,824

Total	805,380	888,118

Non-Current
Torres Rosario	19,308,486	19,274,596
Alcorta Plaza	18,048,628	18,048,447
Air space Supermercado Coto – Agüero 616	11,695,040	11,695,040
Avellaneda, land	445,000	445,000

Total	49,497,154	49,463,083

Total Inventory, net	50,302,534	50,351,201

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4 : (Continued)

g)	Fixed assets, net:

	09.30.05 Ps.	06.30.05 Ps.
Properties:
Shopping Centers:
Alto Palermo	206,278,815	210,822,252
Abasto	193,892,325	195,799,240
Patio Bullrich	113,808,448	115,343,975
Alto Avellaneda	96,549,405	98,749,548
Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.)	86,379,636	83,705,820
Alto Rosario	80,623,973	80,826,675
Paseo Alcorta	65,127,866	65,815,952
Alto NOA	30,389,973	30,883,349
Buenos Aires Design	20,318,430	20,935,251
Other properties	12,359,795	11,353,209
Caballito project	31,065,414	31,065,414
Neuquén project	9,987,019	9,987,019
Facilities	13,650,747	14,026,374
Furniture and fixture	5,018,775	4,728,898
Computer equipment	4,385,899	3,905,347
Leasehold improvements	2,747,185	1,429,132
Software	1,343,851	779,543
Vehicles	94,653	100,963
Work in progress:
- Tarshop S.A.	—	749,820
- Office improvements	319,184	—
- Buenos Aires Design	6,650	—
- Patio Bullrich	259,666	258,373
- Alto Rosario	144,398	—
Suppliers advances – Alto Rosario	832,695	—

Total Fixed assets, net	975,584,802	981,266,154

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h)	Intangible assets, net:

	09.30.05 Ps.	06.30.05 Ps.
Pre-operating expenses	4,797,067	5,062,891
Trademarks	213,982	226,841

Total Intangible assets, net	5,011,049	5,289,732

i)	Goodwill, net:

	09.30.05 Ps.	06.30.05 Ps.
- Fibesa S.A.	10,095,768	10,608,513
- Shopping Alto Palermo S.A.	4,925,684	5,541,397
- Tarshop S.A.	666,198	726,760

Total Goodwill, net	15,687,650	16,876,670

j)	Trade accounts payable:

	09.30.05 Ps.	06.30.05 Ps.
Current
Suppliers	48,458,883	43,733,267
Accruals	4,665,596	5,209,859
Foreign suppliers	972,070	971,616
Other	93,539	77,403

Total	54,190,088	49,992,145

Non-current
Foreign suppliers	1,615,515	1,870,602

Total	1,615,515	1,870,602

Total Trade accounts payable	55,805,603	51,862,747

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

k)	Short-term and long-term debt:

	09.30.05 Ps.	06.30.05 Ps.
Current
– Banks
Syndicated loan	25,000,000	25,000,000
Deutsche Bank loan	17,460,000	8,661,000
Bank Boston loan	2,800,000	1,800,000
Industrial de Azul loan	1,000,000	1,000,000
Overdrafts	2,134,619	—
Bank Interests	2,214,847	1,631,407
Other	403,542	381,126

Subtotal	51,013,008	38,473,533

– Financial
Convertible Notes (US$ 50 million) (Note 5)	137,588,378	—
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	2,751,768	6,133,192
Seller financing – Shopping Neuquén S.A.	5,740,437	5,594,518
Accrued interest for Seller financing – Shopping Neuquén S.A.	893,536	826,765
Seller financing – Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.)	4,855,490	4,746,301
Mortgage loans (Note 7)	1,060,291	41,791
Deferred financing costs	(33,442)	—
Other	275,950	601,405

Subtotal	153,132,408	17,943,972

Total	204,145,416	56,417,505

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	09.30.05 Ps.	06.30.05 Ps.
Non current

– Banks
Syndicated loan	25,000,000	25,000,000
Deutsche Bank loan	—	8,661,000

Subtotal	25,000,000	33,661,000

– Financial
Unsecured convertible Notes (US$ 50 million) (Note 5)	—	136,500,911
Deferred financing costs	—	(51,563)
Seller financing - Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.)	—	5,029,553

Subtotal	—	141,478,901

Total	25,000,000	175,139,901

Total short-term and long-term debt	229,145,416	231,557,406

l)	Salaries and social security payable:

	09.30.05 Ps.	06.30.05 Ps.
Provision for vacation and bonuses	2,946,663	5,423,491
Salaries payable	156,930	1,395,176
Social security payable	1,557,358	1,370,106
Other	145,781	255,166

Total salaries and social security payable	4,806,732	8,443,939

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

m)	Taxes payable:

	09.30.05 Ps.	06.30.05 Ps.
Current
Income tax	7,956,805	3,198,346
VAT payable, net	4,294,661	3,871,201
Other tax withholdings	2,923,109	1,516,641
Other taxes payable	1,053,963	194,301
Gross sales tax provision	840,313	850,081
Asset tax payable, net	435,936	416,326
Provision for tax on personal assets of shareholders	349,831	233,221
Gross sales tax withholdings	311,692	273,000
Tax amnesty plan for gross sales tax payable	168,384	169,039
Provision for property tax	81,691	215,754
Other	43,071	56,962

Total	18,459,456	10,994,872

Non current
Deferred income tax	8,582,162	6,632,596
Tax amnesty plan for gross sales tax payable	1,790,917	1,831,074

Total	10,373,079	8,463,670

Total taxes payable	28,832,535	19,458,542

n)	Customer advances:

	09.30.05 Ps.	06.30.05 Ps.
Current
Admission rights	20,414,542	18,041,169
Lease and pass-through expenses advances	18,671,793	17,198,875
Advance for the sale of Torres Rosario land	1,017,918	1,006,218
Guarantee deposits	60,302	60,302

Total	40,164,555	36,306,564

Non-current
Admission rights	29,343,595	26,060,797
Lease advances	13,877,185	13,150,283
Guarantee deposits	53,264	53,264

Total	43,274,044	39,264,344

Total customer advances	83,438,599	75,570,908

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

o)	Other liabilities:

	09.30.05 Ps.	06.30.05 Ps.
Current
Provisions for directors fees (Note 5)	6,669,369	5,216,591
Advances to directors (Note 5)	(316,669)	(204,177)
Donations payable (Note 5)	3,960,000	3,960,000
Unearned income (Note 9)	—	109,934
Contributed leasehold improvements (Note 10)	525,525	525,525
Withholdings and guarantee deposits	267,363	428,709
Other	792,804	538,440

Total	11,898,392	10,575,022

Non-current
Unearned income (Note 9)	—	2,345,268
Contributed leasehold improvements (Note 10)	11,341,082	11,472,466
Directors’ guarantee deposits (Note 5)	12,000	12,000
Other	100	100

Total	11,353,182	13,829,834

Total Other liabilities	23,251,574	24,404,856

p)	Provisions:

	09.30.05 Ps.	06.30.05 Ps.
Current:
Provisions for contingencies	—	2,032,500

Total	—	2,032,500

Non current:
Provisions for contingencies	10,641,867	10,606,121

Total	10,641,867	10,606,121

Total Provisions	10,641,867	12,638,621

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

q)	Other expenses, net:

	09.30.05 Ps.	09.30.04 Ps.
Accrual of lease advances (Note 9)	2,427,718	—
Donations	(10,180)	(2,728)
Charge for doubtful accounts	(1,451,540)	—
Other taxes	(963,101)	—
Tax on personal assets of shareholders (Note 5)	(116,610)	(963,388)
(Charge) recovery of provision for contingencies	(189,191)	42,943
Other	(76,764)	107,694

Total other expenses, net	(379,668)	(815,479)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5 BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			09.30.2005 Ps.	09.30.2004 Ps.	09.30.2005 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(660)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	582,029	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(3,017,517)	(3,128,242)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(195,037)	(613,047)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(94,205,509)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	—	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	8,543	69,219	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(176,850)	(89,517)	—	—
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences with related parties	—	(304,431)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(45,925,273)	(2,007,041)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(1,471,043)	(1,528,101)	—
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	—	(44,668,911)
Other Shareholders	Shareholders	Other expenses, net and tax on personal assets of shareholders	(116,610)	(963,388)	—	—
Other Shareholders	Shareholders	Short-term debt	—	—	(57,180)	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	21,221	19,406
E-Commerce Latina S.A.	Equity investee	Administration fees	1,500	1,500	—	—
E-Commerce Latina S.A.	Equity investee	Net loss on equity investments	(146,828)	(155,443)	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	159,192	139,374
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(420,802)	(187,936)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	14,530	15,950	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			09.30.2005 Ps.	09.30.2004 Ps.	09.30.2005 Ps.	06.30.2005 Ps.
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(78,319)	(84,718)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(204,035)	(129,771)	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(154,331)	(161,118)
Leon Halac	Tarshop S.A. shareholder (minority interest)	Current payable with related parties	—	—	(1,241,065)	(1,322,481)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	784,421	232,153
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(156,949)	(39,099)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(276,708)	(222,871)	—	—
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(19,194)	(13,194)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(2,250)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	662	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(210,500)	(218,120)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(133,078)	(148,894)	—	—
Metroshop S.A.	Tashop S.A. joint control	Other current receivables and prepaid expenses	—	—	911,340	826,676
Metroshop S.A.	Tashop S.A. joint control	Current payable with related parties	—	—	(696,481)	(214,084)
Metronec S.A.	Trashop S.A. Equity investee	Current payable with related parties	—	—	(136,843)	(125,791)
Metronec S.A.	Trashop S.A. Equity investee	Other current receivables and prepaid expenses	—	—	150,000	—
Loans to personnel	Employees	Other current receivables and prepaid expenses	—	—	389,206	320,529
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Other current receivables and prepaid expenses	—	—	134,619	454,310
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Current payable with related parties	—	—	(807,655)	(773,410)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Non Current payable with related parties	—	—	(1,746,000)	(1,732,200)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Interests and exchange differences with related parties	(47,496)	—	—	—
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Dividends payable	—	—	(39,000)	(39,000)
Falabella S.A.	Mendoza Plaza Shopping S.A. Shareholder (minority interest)	Leases	317,971	—	—	—
Directors	Directors	Short-term debt	—	—	(187,875)	(8,211)
Directors	Directors	Long-term debt	—	—	—	(182,736)
Directors	Directors	Interests and exchange differences with related parties	(6,018)	(8,283)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

5. (CONTINUED)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the fiscal period ended		Balance receivable (payable) as of
			09.30.2005 Ps.	09.30.2004 Ps.	09.30.2005 Ps.	06.30.2005 Ps.
Directors and management	Directors	Other current liabilities	—	—	(6,352,700)	(5,012,414)
Directors and management	Directors	Other current receivables and prepaid expenses	—	—	160	160
Directors	Directors	Other non current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Directors fees	(1,616,562)	(190,736)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(3,960,000)	(3,960,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	2,699,813	2,841,985
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	2,307	1,040
Personnel	Employees	Interests and exchange differences with related parties	—	(251)	—	—
Grupo Bapro S.A.	Emprendimientos Recoleta´s shareholder	Current payable with related parties	—	—	(1,320,172)	—
ING	Emprendimientos Recoleta´s shareholder	Current payable with related parties	—	—	(150,020)	—
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(21,489)	(940)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(20,902)
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(688)	(720)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 09.30.05 Ps.	Total as of 09.30.04 Ps.
Revenues	49,324,061	24,550,447	21,960	73,896,468	(211,608)	73,684,860	45,357,730
Costs	(19,203,930)	(9,435,843)	(77,699)	(28,717,472)	421,953	(28,295,519)	(18,817,742)

Total gross profit (loss) as of 09.30.05	30,120,131	15,114,604	(55,739)	45,178,996	210,345	45,389,341	—

Total gross profit as of 09.30.04	19,846,654	6,346,941	20,543	26,214,138	325,850	—	26,539,988

Expenses:
Selling expenses	(2,440,695)	(5,611,906)	(131,926)	(8,184,527)	—	(8,184,527)	(3,779,357)
Administrative expenses	(4,313,770)	(5,461,060)	(32,082)	(9,806,912)	—	(9,806,912)	(4,978,542)
Net income in credit card trust	—	1,304,577	—	1,304,577	—	1,304,577	609,495

Operating income (loss) 09.30.05	23,365,666	5,346,215	(219,747)	28,492,134	210,345	28,702,479	—

Operating income (loss) 09.30.04	16,481,826	1,668,843	(84,935)	18,065,734	325,850	—	18,391,584

Net loss in equity investments	(56)	—	(146,828)	(146,884)	—	(146,884)	(239,014)
Amortization of goodwill	(1,128,457)	(60,563)	—	(1,189,020)	—	(1,189,020)	(1,206,699)
Financial results, net	(5,205,681)	55,057	(6,610)	(5,157,234)	(210,345)	(5,367,579)	(5,874,247)
Other expense, net	(377,896)	(275)	(1,497)	(379,668)	—	(379,668)	(949,641)

Net income (loss) before taxes and minority interest 09.30.05	16,653,576	5,340,434	(374,682)	21,619,328	—	21,619,328	—

Net income (loss) before taxes and minority interest 09.30.04	8,373,395	1,915,881	(167,293)	10,121,983	—	—	10,121,983

Income tax	(9,183,119)	(1,946,762)	—	(11,129,881)	—	(11,129,881)	(7,245,465)
Minority interest	(498,773)	(690,847)	—	(1,189,620)	—	(1,189,620)	(412,143)

Net income (loss) 09.30.05	6,971,684	2,702,825	(374,682)	9,299,827	—	9,299,827	—

Net income (loss) 09.30.04	1,576,008	1,025,550	(137,183)	2,464,375	—	—	2,464,375

Depreciation and amortization 09.30.05	16,576,755	471,414	—	17,048,169	—	17,048,169	—

Depreciation and amortization 06.30.05	62,260,044	1,173,502	—	63,433,546	—	—	63,433,546

Additions of fixed assets 09.30.05	8,222,195	1,758,611	—	9,980,806	—	9,980,806	—

Additions of fixed assets 06.30.05	50,984,383	2,462,705	—	53,447,088	—	—	53,447,088

Non-current investments as of 09.30.05	—	—	661,526	661,526	—	661,526	—

Non-current investments as of 06.30.05	—	—	808,355	808,355	—	—	808,355

Operating assets as of 09.30.05	951,509,159	39,509,971	51,217,945	1,042,237,075	—	1,042,237,075	—

Operating assets as of 06.30.05	959,338,889	31,537,807	51,255,612	1,042,132,308	—	—	1,042,132,308

Non operating assets as of 09.30.05	185,723,571	47,937,687	1,236,642	234,897,900	(6,484,247)	228,413,653	—

Non operating assets as of 06.30.05	167,880,436	42,889,870	1,382,121	212,152,427	(6,389,917)	—	205,762,510

Total assets as of 09.30.05	1,137,232,730	87,447,658	52,454,587	1,277,134,975	(6,484,247)	1,270,650,728	—

Total assets as of 06.30.05	1,127,219,325	74,427,677	52,637,733	1,254,284,735	(6,389,917)	—	1,247,894,818

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by Tarshop S.A.

•	Others

This segment includes the results of the Company’s construction and ultimate sale of residential buildings business, E-commerce Latina S.A. equity investment and results generated from the creation, updating and exploitation of information services and corporate, commercial and economic training services.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

•	At September 30, 2005, Shopping Neuquén S.A. included Ps. 41,791 from a mortgage on the land purchased for Ps. 3,313,620 within the short-term debt caption.

•	The short-term debt caption includes furthermore, a Mendoza Plaza Shopping S.A. debt of Ps.1,018,500. This debt is secured by a mortgage amounting to Ps.3,205,400 on the land acquired to C & A Argentina S.C.S.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving year securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

NOTE 9: UNEARNED INCOME

On February 2, 1999 Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926,200, which was being accrued over a period of the properly appreciation, as from April 1999, date on which it was registered with the Real Estate Record Office.

On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the store that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income of Ps. 2,427,718, which is shown in “Other expenses, net” of the statement of income.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 10: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.), recognizing the related gain over the term of the contract. At closing the amount of Ps. 261,683 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten theatres in the multiplex cinema system, with an approximate surface of 4,100 s.q.m. This improvement of a building of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,968,300 was pending of accrual.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j to the basic unaudited financial statements.

NOTE 11: NEUQUEN PROJECT

On July 6, 1999 the Company acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. The Company paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the commercial center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of September 30, 2005 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a commercial center would be built. The project included the building of a commercial center, a hypermarket, a hotel and a housing building.

During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed will be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Nequén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance No. 5178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 11: (Continued)

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment. It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/2003. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting -among other issues- the annulment of Decrees 1,437/2002 and 585/2003 that the Municipal Executive issued on a timely basis.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of September 30, 2005 Shopping Neuquén S.A. is negotiating with the Municipality of Neuquén an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

If the extension is not approved, the Municipality of Neuquén would be entitled to request that the real estate sold on a timely basis be returned and if such is the case Shopping Neuquén would not recover its original investment.

In turn, on August 15, 2003 the Company was acknowledged that 85.75% of the former shareholders of Shopping Neuquén S.A. filed a claim requesting the collection of the price balance plus interest and legal costs.

The Company management considers that the current undergoing negotiations will be favorable to the Company interest.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30, 2005 and June 30, 2005

	09.30.05 (Notes 1 and 2) Ps.	06.30.05 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	2,738,798	4,873,625
Investments (Schedules D and I)	981,521	4,928,291
Accounts receivable, net (Note 3.b and Schedule I)	26,294,758	22,369,291
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	32,686,290	27,278,466
Inventory (Note 3.d and Schedule F)	712,294	795,032

Total Current Assets	63,413,661	60,244,705

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	787,588	769,385
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	771,239	683,893
Inventory, net (Note 3.d and Schedule F)	50,075,159	50,041,088
Fixed assets, net (Schedule A)	641,094,982	645,363,907
Investments, net (Schedule C)	368,714,587	362,513,080
Intangible assets, net (Schedule B)	3,867,661	4,143,106

Total Non-Current Assets	1,065,311,216	1,063,514,459

Total Assets	1,128,724,877	1,123,759,164

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	6,380,657	8,619,563
Short-term debt (Note 3.f and Schedules G and I)	197,494,612	52,394,571
Salaries and social security payable (Note 3.g and Schedule I)	2,434,468	4,733,770
Taxes payable (Note 3.h and Schedule I)	4,818,006	3,164,603
Customer advances (Note 3.i and Schedules G and I)	27,005,597	25,024,943
Related parties (Note 5 and Schedule I)	1,913,424	1,793,068
Other liabilities (Note 3.j and Schedule I)	8,754,020	7,755,505

Total Debts	248,800,784	103,486,023

Provisions (Note 3.k and Schedule E and I)	—	2,032,500

Total Current liabilities	248,800,784	105,518,523

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	1,615,515	1,870,602
Long-term debt (Note 3.f and Schedules G and I)	25,000,000	175,139,901
Taxes payable (Note 3.h and Schedule I)	10,090,935	8,169,995
Customer advances (Note 3.i and Schedule I)	32,063,579	30,233,703
Related parties (Note 5 and Schedule I)	5,448,431	6,473,040
Other liabilities (Note 3.j and Schedule I)	436,404	489,461

Total debts	74,654,864	222,376,702

Provisions (Note 3.k and Schedules E and I)	4,961,829	4,856,366

Total Non-Current Liabilities	79,616,693	227,233,068

Total Liabilities	328,417,477	332,751,591

SHAREHOLDERS’ EQUITY	800,307,400	791,007,573

Total Liabilities and Shareholders’ Equity	1,128,724,877	1,123,759,164

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	09.30.05 (Notes 1 and 2) Ps.	09.30.04 (Notes 1 and 2) Ps.
Revenues:
Leases and services	29,936,666	21,287,363
Other	21,960	10,620

Total revenues	29,958,626	21,297,983

Costs:
Leases and services (Schedule H)	(11,378,214)	(8,720,748)
Other (Schedule F)	(77,699)	(15,566)

Total costs	(11,455,913)	(8,736,314)

Gross profit (loss):
Leases and services	18,558,452	12,566,615
Other	(55,739)	(4,946)

Total gross profit	18,502,713	12,561,669

Selling expenses (Schedule H)	(1,317,944)	(664,199)
Administrative expenses (Schedule H)	(3,160,216)	(1,704,791)

Total expenses	(4,478,160)	(2,368,990)

Operating income	14,024,553	10,192,679

Net income on equity investments (Note 6)	7,711,707	2,033,126

Financial gain generated by assets
Interest income from related parties (Note 5)	211,248	329,768
Interest income	778,495	759,886
Exchange differences, net	(66,717)	259,779

Subtotal	923,026	1,349,433

Financial (loss) gain generated by liabilities:
Exchange differences, net	(285,243)	(41,958)
Gain from derivative instruments	—	1,072,569
Interests and exchange differences with related parties (Note 5)	(4,616,962)	(4,970,750)
Loss on early redemption of senior notes	—	(87,137)
Interest expense	(2,024,138)	(2,551,618)

Subtotal	(6,926,343)	(6,578,894)

Financial results, net	(6,003,317)	(5,229,461)

Other expenses, net (Note 3.l)	(1,745,497)	(846,684)

Income before taxes	13,987,446	6,149,660

Income tax (Note 11)	(4,687,619)	(3,685,285)

Net income of the period	9,299,827	2,464,375

Net basic earnings per share (Note 10)	0.01196	0.00321

Net diluted earnings per share (Note 10)	0.00568	0.00252

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	Shareholders’ contributions
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.	Appraisal revaluation reserve Ps.	Legal reserve (Note 15) Ps.	Accumulated retained earnings Ps.	Total as of September 30, 2005 Ps.	Total as of September 30, 2004 Ps.
Balances as of the beginning of the year	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	92,594,219	791,007,573	770,373,698
Issuance of common stock from Convertible Notes	—	—	—	—	—	—	—	—	5,130,154
Net income for the period	—	—	—	—	—	—	9,299,827	9,299,827	2,464,375

Balances as of September 30, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	101,894,046	800,307,400	—

Balances as of September 30, 2004	77,898,379	84,620,909	522,805,043	685,324,331	3,952,571	8,050,591	80,640,734	—	777,968,227

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	09.30.05 (Notes 1 and 2) Ps.	09.30.04 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	9,801,916	33,893,584
Cash and cash equivalents at the end of the period	3,720,319	14,412,441

Net decrease in cash and cash equivalents	(6,081,597)	(19,481,143)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	9,299,827	2,464,375
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	1,538,207	945,349
• Amortization of impairment of fixed assets	(30,250)	(49,683)
• Amortization of impairment of intangible assets	(38,041)	(822)
• Depreciation of fixed assets	8,732,110	7,735,613
• Amortization of intangible assets	371,514	12,363
• Charge (recovery) of allowance for doubtful accounts	91,349	(133,552)
• Provision for contingencies	282,301	61,719
• Net income on equity investments	(7,711,707)	(2,033,126)
• Charge for expenses related to doubtful accounts	1,451,540	—
• Condominium expenses	1,553,128	—
• Loss on early redemption of senior notes	—	87,137
• Provisions for Directors’ fees	1,140,386	—
• Tax on personal assets of shareholders	116,610	963,388
• Income tax	4,687,619	3,685,285
Changes in certain assets and liabilities, net of non-cash:
• Increase in accounts receivable	(5,588,147)	(3,082,085)
• Increase in other receivables and prepaid expenses	(79,766)	(3,278,725)
• Increase in intangible assets	(68,628)	(695,503)
• Decrease in inventory	48,667	48,431
• Decrease in trade accounts payable	(2,763,946)	(578,754)
• Increase in customer advances	3,810,530	4,703,551
• Decrease in salaries and social security payable	(2,299,302)	(995,547)
• Increase in taxes payable	1,183,474	357,204
• Decrease in other liabilities	(194,928)	(105,855)
• Decrease in provisions	(2,209,338)	(131,276)
• Increase (decrease) in related parties	390,797	(415,745)
• Decrease in accrued interest	(3,228,435)	(2,002,219)

Net cash provided by operating activities	10,485,571	7,561,523

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(4,234,055)	(12,099,890)
• Increase in investments	(20,000)	(35,000)
• Decrease in loans granted to related parties	—	1,300,000
• Dividends collected	—	351,461
• Advanced payment for the purchase of shares	—	(5,195,768)
• Guarantee deposit (See Note 3.c)	(8,610,000)	—

Net cash used in investing activities	(12,864,055)	(15,679,197)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of seller financing - Mendoza Plaza Shopping S.A (formerly Pérez Cuesta S.A.C.I)	(5,149,834)	—
• Payment of short-term and long-term debt	—	(11,363,469)
• Overdrafts	1,446,721	—

Net cash used in financing activities	(3,703,113)	(11,363,469)

Net decrease in cash and cash equivalents	(6,081,597)	(19,481,143)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2005 and 2004 and ended September 30, 2005 and 2004

	09.30.05 Ps.	09.30.04 Ps.
Additional information
Cash paid during the periods for:
– Interest	7,942,645	7,805,003

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	—	5,130,154
– Offsetting of related parties debts and credits	1,022,341	887,403
– Increase in other receivables and property expenses through a decrease in fixed assets	71,073	—
– Increase in other receivables and property expenses through a decrease in intangible assets	10,600	—
– Increase in fixed assets through an increase in trade accounts payable	269,953	—
– Increase in receivables with related parties through a decrease in equity investments	1,530,200	—

Eduardo S. Elsztain
President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the three-month periods

ended September 30, 2005 and 2004

(expressed in Argentine Pesos)

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the three-month periods ended to September 30, 2005 and 2004 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the three-month periods ended September 30, 2005 and 2004 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 was the domestic wholesale price index published by the National Institute of Statistics and Census.

2.	Use of estimates

The preparation of these unaudited financial statements requires that management makes estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the periods. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3.	Revenue recognition

3.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

3.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A. E-commerce Latina S.A. owns Altocity.com S.A. The main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.com S.A. under the equity method of accounting.

For the three-month periods ended September 30, 2005 and 2004, revenues of Altocity.com S.A. totaled Ps. 1,804,244 and Ps. 448,354, and net losses totaled Ps. 284,387 and Ps. 306,122, respectively.

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value in force at period/year end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher investment value paid for the purchase of the shares of Shopping Neuquén S.A. and Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I) over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of period/year.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

6.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment of value.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.3.2. has been valued at its acquisition cost, adjusted for inflation.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex and/or dwelling on the land located near Paseo Alcorta Shopping Center denominated “Alcorta Plaza” and a housing-building complex on the land located near Rosario Shopping Center.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets. Also, it includes the higher investment value paid for the purchase of the shares over the equity value on the date of acquisition, assigned to the fixed assets acquired. See the breakdown of non-current investments in Schedule A.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to December 31, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at each period-end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization and of the corresponding allowances for impairment of value. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period.

9.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.1., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. See Schedule C.

Amortization is shown in Note 6 and in “Net income on equity investments” in the Statements of Income.

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

12.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

14.	Other receivables and liabilities

-	Sundry current receivables and payables were valued at their nominal value plus financial charges accrued at the end of the period, where applicable.

-	Asset tax has been discounted considering the best estimate of the amount to be paid or collect, respectively.

-	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

16.	Allowances and provisions

-	For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Increases or decreases for the period are shown in Schedule E.

-	For impairment of assets: The Company analyzes the recovery of its non-current assets whenever there are facts or circumstances that would indicate that the value recorded exceeds its recoverable value.

In these cases, the Company carries out for shopping centers a first comparison between the value accounted and the value of its economic use without discount. If as a result of such comparison it arises that the assets´ use value is lesser than the value accounted, a second comparison is made with the highest value between the discounted use value and the market value (recoverable value) in order to determine the impairment to be recorded. The use value is determined on the basis of projections of future cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts the pertinent recoveries in accordance with the accounting standards requirements.

The movements of the allowance for impairment for the period ended September 30, 2005 and year ended June 30, 2005 are detailed in Schedule E.

-	For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period are shown in Schedule E.

At the date of issuance of these unaudited financial statements, management understands that there are no elements to foresee potential contingencies having a negative impact on these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

17.	Hedging instruments

The Company has used certain financial instruments to lower its financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions.

For details on the Company’s derivative instruments activity, see Note 9.

18.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

19.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of each period. This tax complements income tax. The Company’s tax obligation in each year coincides with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

20.	Shareholders’ equity

As mentioned in Note 2.1., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.1.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

22.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration, which are accounted in intangible assets.

23.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

24.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.05 Ps.	06.30.05 Ps.
Cash in local currency	289,028	205,082
Cash in foreign currency (Schedule G)	62,156	289,249
Banks in local currency	690,093	373,746
Banks in foreign currency (Schedule G)	1,667,421	3,975,454
Banks - saving accounts	30,100	30,094

Total Cash and Banks	2,738,798	4,873,625

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	Accounts receivable, net:

	09.30.05 Ps.	06.30.05 Ps.
Current
Leases and services receivable	7,524,049	7,630,387
Checks to be deposited	15,648,070	12,547,699
Debtors under legal proceedings	15,948,463	15,885,674
Pass-through expenses receivable	3,971,888	2,968,805
Notes receivable	904,947	888,815
Mortgage receivable Torres Abasto	334,011	353,115
Other	13	13
Less:
Allowance for doubtful accounts (Schedule E)	(18,036,683)	(17,905,217)

Total	26,294,758	22,369,291

Non-current
Notes receivable	45,937	—
Mortgage receivable Torres Abasto	741,651	769,385

Total	787,588	769,385

Total accounts receivable, net	27,082,346	23,138,676

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	09.30.05 Ps.	06.30.05 Ps.
Current
Related parties (Note 5)	12,074,534	9,966,822
Guarantee deposits (i) (ii) (Schedule G)	8,740,819	130,819
Asset tax credits	8,079,747	10,152,984
Prepaid expenses	1,303,910	3,780,285
Other tax credits	863,260	739,037
Prepaid services	681,845	1,334,674
Prepaid gross sales tax	462,090	406,974
Other prepaid tax	133,889	149,344
Income tax, net	—	340,123
Dividends receivable (Note 5)	75,000	75,000
Other	271,196	202,404

Total	32,686,290	27,278,466

(i)	Includes deposits which are restricted (see Note 7.a.).
(ii)	Includes a US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a commercial center and a dwelling and/or office building.

	09.30.05 Ps.	06.30.05 Ps.
Non-current
Mortgage receivable under legal proceedings	2,208,275	2,208,275
Allowance for doubtful mortgage receivable under legal proceedings (Schedule E)	(2,208,275)	(2,208,275)
Prepaid gross sales tax	702,297	627,342
Related parties (Note 5)	48,409	36,018
Other	20,533	20,533

Total	771,239	683,893

Total other receivables and prepaid expenses, net	33,457,529	27,962,359

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

d)	Inventory, net:

	09.30.05 Ps.	06.30.05 Ps.
Current
Torres de Abasto	517,599	517,599
Resale merchandise	176,695	208,609
Other	18,000	68,824

Total	712,294	795,032

Non-current
Torres Rosario	19,308,486	19,274,596
Alcorta Plaza	19,071,633	19,071,452
Air space Supermercado Coto - Agüero 616	11,695,040	11,695,040

Total	50,075,159	50,041,088

Total Inventory, net	50,787,453	50,836,120

e)	Trade accounts payable:

	09.30.05 Ps.	06.30.05 Ps.
Current
Suppliers	2,321,318	3,523,894
Accruals	3,087,269	4,124,053
Foreign suppliers (Schedule G)	972,070	971,616

Total	6,380,657	8,619,563

Non-current
Foreign suppliers (Schedule G)	1,615,515	1,870,602

Total	1,615,515	1,870,602

Total trade accounts payable	7,996,172	10,490,165

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

f)	Short-term and long-term debt:

	09.30.05 Ps.	06.30.05 Ps.
Short-term debt
– Banks
Syndicated loan (v)	25,000,000	25,000,000
Deutsche Bank loan (i) (Schedule G)	17,460,000	8,661,000
Bank interest (Schedule G)	1,610,862	1,251,933
Overdrafts	1,446,721	—

Subtotal	45,517,583	34,912,933

– Financial
Seller financing (ii) (Schedule G)	10,776,789	10,521,681
Accrued interest for seller financing	893,536	826,765
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (iii) (Note 5 and Schedule G)	2,751,768	6,133,192
Convertible Notes	137,588,378	—
Deferred financing costs (iv)	(33,442)	—

Subtotal	151,977,029	17,481,638

Total	197,494,612	52,394,571

Long-term debt
– Banks
Syndicated loan (v)	25,000,000	25,000,000
Deutsche Bank loan (i) (Schedule G)	—	8,661,000

Subtotal	25,000,000	33,661,000

– Financial
Unsecured convertible Notes (iii) (Note 5 and Schedule G)	—	136,500,911
Deferred financing costs (iv)	—	(51,563)
Seller financing (ii) (Schedule G)	—	5,029,553

Subtotal	—	141,478,901

Total	25,000,000	175,139,901

Total short-term and long-term debt	222,494,612	227,534,472

(i)	Corresponds to a US$ 11 million loan granted on March 4, 2005 with payments of principal and interest falling due as from April 4, 2005 of US$ 5 million, and February 1, 2006 and August 1, 2006 of US$ 3 million each. The loan accrues annual interest equivalent to LIBOR plus 4.232%.

On April 4, 2005 the Company paid the first installment of principal plus accrued interest.

(ii)	As of September 30, 2005, includes:

a)	Ps. 5,740,437 related to seller financing obtained in connection with the acquisition of Shopping Neuquén S.A. on July 6, 1999 (Ps. 3,265,010 of principal and Ps. 2,475,427 related to a reference stabilization index (CER)). Such loan accrues interest at six-month LIBOR. As of September 30, 2005 the six-month LIBOR was 4,232%.

b)	Ps. 4,855,490 due September 29, 2006 related to the acquisition of Mendoza Plaza Shopping S. A. (formerly Pérez Cuesta S.A.C.I.) See Note 14.

c)	Ps. 180,862 related to the acquisition of 50% share of Conil S.A.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

(iii)	See Note 13.
(iv)	Fees and expenses related to issuance of Unsecured Convertible Notes, which will be amortized over the term of their settlement. The rate is 25% per annum. Amortization for the period totaled Ps. 18,121.
(v)	On April 5, 2005 Banco Río de la Plata and Bank Boston N.A. granted the Company a syndicated financial loan for a total amount of Ps. 50 million, which will be amortized in four six-month equal and consecutive installments beginning October 2005. The operation becomes mature on April 5, 2007. Such loan will accrue interest during the first year at a fixed 7.875% rate and during the second year at the Survey rate plus 3%.

The terms and conditions of such loan require the Company to maintain certain rates and financial conditions, as well as specific ratios and indebtedness levels.

Funds from this loan were applied to pay the balance of the Notes for Ps. 48.4 million (originally issued for Ps. 85 million).

On October 5, 2005 the first principal installment of Ps. 12.5 million was cancelled as well as the second installment of interest of the loan, which funds principally come from the dividends that Shopping Alto Palermo S.A. approved on a timely basis.

g)	Salaries and social security payable:

	09.30.05 Ps.	06.30.05 Ps.
Provision for vacation and other benefits	1,581,703	4,021,208
Social security payable	820,885	613,076
Other	31,880	99,486

Total salaries and social security payable	2,434,468	4,733,770

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

h)	Taxes payable:

	09.30.05 Ps.	06.30.05 Ps.
Current
Income tax	1,431,577	—
Other tax withholdings	1,279,939	188,536
VAT payable, net	719,408	1,507,488
Gross sales tax provision	452,473	650,362
Provision for tax on personal assets of shareholders	349,831	233,221
Gross sales tax withholdings	210,448	181,956
Asset tax payable, net	185,362	185,363
Tax amnesty plan for gross sales tax payable	155,365	151,921
Other taxes	33,603	65,756

Total	4,818,006	3,164,603

Non-current
Deferred income tax (Note 11)	8,300,018	6,338,921
Tax amnesty plan for gross sales tax payable	1,790,917	1,831,074

Total	10,090,935	8,169,995

Total taxes payable	14,908,941	11,334,598

i)	Customer advances:

	09.30.05 Ps.	06.30.05 Ps.
Current
Admission rights	13,289,166	11,713,898
Lease advances (i)	12,650,711	12,257,025
Advance for the sale of Rosario land (ii) (Schedule G)	1,017,918	1,006,218
Guarantee deposits	47,802	47,802

Total	27,005,597	25,024,943

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

	09.30.05 Ps.	06.30.05 Ps.
Non-current
Admission rights	20,808,824	18,684,400
Lease advances (i)	11,201,492	11,496,040
Guarantee deposits	53,263	53,263

Total	32,063,579	30,233,703

Total customer advances	59,069,176	55,258,646

(i)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 5,937,395 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of September 30, 2005 the six-month LIBOR was 4,232%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

(ii)	Corresponding to an advance payment of Euros 300,000 received by Villa Hermosa S.A. related to a preliminary purchase/sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which the Company plans to build buildings for housing. The sales transaction is subject to conditions precedent. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A. and for its account.

j)	Other liabilities:

	09.30.05 Ps.	06.30.05 Ps.
Current
Provision for directors fees (Note 5)	5,084,799	3,944,413
Advances to Directors (Note 5)	(192,275)	(107,000)
Donations payable (Note 5)	2,800,000	2,800,000
Withholdings and guarantee deposits	267,363	428,709
Contributed leasehold improvements (i)	212,220	212,220
Other	581,913	477,163

Total	8,754,020	7,755,505

Non-current
Contributed leasehold improvements (i)	424,404	477,461
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	436,404	489,461

Total Other liabilities	9,190,424	8,244,966

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the three-month periods ended September 30, 2005 and 2004.

k)	Provisions:

	09.30.05 Ps.	06.30.05 Ps.
Current
Provision for contingencies (i) (Schedule E)	—	2,032,500

Total	—	2,032,500

Non Current
Provision for contingencies (i) (Schedule E)	4,961,829	4,856,366

Total	4,961,829	4,856,366

Total provisions	4,961,829	6,888,866

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other expenses, net:

	09.30.05 Ps.	06.30.04 Ps.
(Charge) recovery of provision for contingencies	(188,816)	42,943
Tax on personal assets of shareholders (Note 5)	(116,610)	(963,388)
Charge for expenses related to doubtful accounts	(1,451,540)	—
Donations	—	(2,728)
Other	11,469	76,489

Total other expenses, net	(1,745,497)	(846,684)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: COMMON STOCK

As of September 30, 2005, the capital stock consisted of 780,423,632 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value Ps.	Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	10.29.87	12.29.1987
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	10.26.88	12.29.1988
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	10.25.89	02.05.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.1999
Shares issued for cash	6,500,000	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	Pending
Shares issued for cash	8,042,363	(*)		Pending

	78,042,363

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			09.30.2005 Ps.	09.30.2004 Ps.	09.30.2005 Ps.	06.30.2005 Ps.
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(107,034)	(529,258)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	581,982	153,707
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(94,205,509)	(4,117,000)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	—	(91,628,362)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(3,017,517)	(3,025,947)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(176,850)	(89,517)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	8,543	69,219		—
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences from related parties	—	(304,431)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(5,282)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(45,925,273)	(2,007,041)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	—	(44,668,911)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(1,471,043)	(1,476,317)	—	—
Other shareholders	Shareholder	Other expenses, net	(116,610)	(963,388)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases	156,608	64,215	—	—
Tarshop S.A.	Subsidiary	Interest income	210,345	325,849	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	6,065,968	6,383,268
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Dividends receivable	—	—	75,000	75,000
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Other current receivables and prepaid expenses	—	—	691,919	365,491
Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.)	Subsidiary	Current payable with related parties	—	—	(77,808)	(25,338)
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,942,343	517,963
Emprendimiento Recoleta S.A.	Subsidiary	Non Current payable with related parties	—	—	(192,865)	(79,802)
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(3,638)	(2,024)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	(36,000)	(36,000)	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(1,614)	(265)	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	30,000	30,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	144,662	116,237
Fibesa S.A.	Subsidiary	Other non-current receivables and prepaid expenses	—	—	48,409	36,018
Fibesa S.A.	Subsidiary	Interest income	903	3,919	—	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	19,221	17,406
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	1,500	1,500	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	159,192	139,374
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(224,602)	(152,426)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

5. (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			09.30.2005 Ps.	09.30.2004 Ps.	09.30.2005 Ps.	06.30.2005 Ps.
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	14,530	15,950	—	—
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary until May 2005	Interest and exchange differences with related parties	—	(1,752)	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,423,038	1,785,685
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(120,082)	(152,784)		—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(1,056,170)	(746,476)
Shopping Alto Palermo S.A.	Subsidiary	Non-Current payable with related parties	—	—	(5,255,566)	(6,393,238)
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	60
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
	OTHER RELATED PARTIES
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	784,421	232,153
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(156,949)	(39,099)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(276,708)	(222,871)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(25,675)	(27,142)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(160,460)	(85,474)		—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	—	(2,250)
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	662
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(150,548)	(158,773)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(88,829)	(128,099)	—	—
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(6,000)	—
Directors’ Fees	Directors	Other current liabilities	—	—	(4,892,524)	(3,837,413)
Directors	Directors	Short-term debt	—	—	(187,875)	(8,211)
Directors	Directors	Long-term debt	—	—	—	(182,736)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences with related parties	(6,018)	(8,283)	—	—
Directors	Directors	Directors fees	(1,140,385)	—	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	160
Loans to the personnel	Personnel	Other current receivables and prepaid expenses	—	—	233,951	229,630
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,800,000)	(2,800,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	16
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	2,307	1,040
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt	—	—	(21,489)	(940)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt	—	—	—	(20,902)
Directors from Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(688)	(720)	—	—
Personnel	Employees	Interest and exchange differences with related parties	—	(251)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6: NET INCOME ON EQUITY INVESTMENTS

The breakdown of the net income on equity investments is the following:

	09.30.05 Ps.	09.30.04 Ps.
Income on equity investments	8,346,492	2,627,843
Amortization of goodwill and higher investment value	(634,785)	(594,717)

	7,711,707	2,033,126

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At September 30, 2005, in other current receivables and prepaid expenses caption, the Company has deposits amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At September 30, 2005, there was Ps. 13,482,483 in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A.

NOTE 8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on December 31, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes. The merger proceedings are currently pending approval by the Corporate Control Bodies.

c)	The Company performed the corporate merger of its subsidiary company Alto Research and Development S.A. The merger agreement was signed on May 31, 2005, effective as from June 1, 2005. The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9: DERIVATIVE INSTRUMENTS

The Company has used various hedge instruments, primarily interest rate swaps contracts, as a complement to lower its financing costs. The counter parties to these instruments generally were major financial institutions. The Company does not hold or issued derivative instruments for trading purposes. In entering into these contracts, the Company assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts.

Interest rate swap

In order to reduce its financing costs, the Company entered into an interest rates swap contract to finally change a part of its fixed rate debt denominated in pesos to a floating rate debt denominated in US dollars, which at September 30, 2005 was fully cancelled. During the period ended September 30, 2004 the Company recorded a gain of Ps. 1.07 million.

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the year.

	09.30.05 Ps.	09.30.04 Ps.
Weighted-average outstanding shares	77,770,342	76,766,688
Weighted-average diluted ordinary shares	215,358,721	217,856,675

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	09.30.05 Ps.	09.30.04 Ps.
Net Income for calculation of basic earnings per share	9,299,827	2,464,375
Interest	3,407,798	3,577,300
Exchange difference	1,087,468	1,084,658
Income tax	(1,573,343)	(1,631,685)

Net Income for calculation of diluted earnings per share	12,221,750	5,494,648

Net basic earnings per share	0.01192	0.00321
Net diluted earnings per share	0.00568	0.00252

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of period Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred tax assets and liabilities
Cash and banks	65,981	2,358	68,339
Accounts receivable	786,934	48,258	835,192
Other receivables and prepaid expenses	(333,740)	(45,525)	(379,265)
Inventories	(150,288)	(88)	(150,376)
Fixed assets	(10,557,330)	(176,917)	(10,734,247)
Intangible assets	(236,023)	(771,172)	(1,007,195)
Short-term and long-term debt	(22,576)	—	(22,576)
Salaries and social security payable	1,242,018	(1,242,018)	—
Other liabilities	980,000	390,431	1,370,431
Provisions for contingencies	1,886,103	(166,424)	1,719,679

Total net deferred tax liabilities	(6,338,921)	(1,961,097)	(8,300,018)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate in effect to the net income before taxes for the periods ended September 30, 2005 and 2004, respectively:

Items	09.30.05 Ps.	09.30.04 Ps.
Net Income for the periods (before income tax)	13,987,446	6,149,660
Current income tax rate	35%	35%

Income for the periods at the tax rate	4,895,606	2,152,381
Permanent differences at the tax rate:
Restatement into constant currency (2)	1,431,118	2,722,096
Balance of tax returns for 2005	2,245,518	—
Amortization of higher investment value	236,100	206,152
Amortization of goodwill	91,283	94,098
Amortization of intangible assets	2,034	2,037
Donations	28,253	1,025
Loss on equity investments	(2,689,807)	(1,915,277)
Other	(1,552,487)	422,773

Total income tax charge for the period	(1)4,687,618	3,685,285

(1)	Includes Ps. 1,961,097 related to deferred income tax and Ps. 2,726,522 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 13: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50 million, with a face value of Ps. 0.10 each.

After the end of the period granted to exercise the accretion right, the unsecured convertible Notes for US$ 50 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13: (Continued)

At September 30, 2005 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of US$ 2.72 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in note 4.

At September 30, 2005 Unsecured Convertible Notes amounted to US$ 47.28 million.

With respect to the maturity, to become effective in July 2006, of these Negotiable Obligations and whose principal holders are Company shareholders, we are currently evaluating different alternatives in case the shareholders decide not to exercise their right to convert the negotiable obligations at maturity.

NOTE 14: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING

On September 29, 2004, the Company entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million, of which two installments of US$ 1.77 million each were paid in December 2, 2004 and September 29, 2005. The remaining balance will be paid in one installment of US$ 1.77 million on September 29, 2006.

Through this acquisition, the Company became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a special shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

At March 31, 2005 it has been signed the indenture formalizing the amendment of the by-laws, and has been approved by the enforcement agencies.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 14: (Continued)

Simultaneously with the purchase-sale of the shares of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.), the Company entered into the following contracts:

-	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Mendoza Plaza Shopping (Formerly Pérez Cuesta S.A.C.I.) amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; the debtor failed to comply with its payment obligations.

The loans are secured by the assigning in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.).

-	The documentation was notarized on March 30, 2005 by which the Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired a credit for US$ 8.5 million.

-	Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assigning in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) exercised the option, paying Ps. 6.1 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

-	Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1. Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2. Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3. In its capacity as surety, the Company will ensure payment by Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4. Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares on Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 14: (Continued)

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) was held on May 31, 2005, in which the following issues were unanimously decided:

–	Approve a due bill agreement that Mendoza Plaza Shopping S.A. (Formerly Pérez Cuesta S.A.C.I.) had with the Company in a total amount of Ps. 36,058,302 resulting from the payments of the above-mentioned agreements.

–	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increases.

–	Approve the capitalization of the irrevocable contributions account for Ps. 36,058,302. Through such capitalization of irrevocable contributions, the Company holds 85.40% of the shareholding of Mendoza Plaza Shopping.

NOTE 15: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, 5% of the net income for the year to be ended on June 30, 2006 must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 16: SUBSEQUENT EVENTS

On November 1, 2005 the Company’s Annual Shareholders’ Meeting was held, and the following items of the agenda were approved by majority:

–	Election of two shareholders to sign the minutes of meeting.

–	Approval of the annual financial statements ended June 30, 2005.

–	Majority approval of the Board of Directors and Committee of Syndics´ conduct of business for the year ended June 30, 2005.

The items that follow among others will be addressed on November 29, 2005:

–	Treatment and application of the income as of June 30, 2005 amounting to Ps. 33,255,400.

–	Payment of a dividend in cash for Ps. 29,000,000.

–	Board of directors’ fees for the year ended June 30, 2005 of Ps. 4,656,999 that is Ps. 2,844,518 in excess of the 5% limit in accordance with the National Securities Commission requirements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE	16: (Continued)

–	Consideration of the especial merger Financial Statements of Alto Palermo S.A. with Alto Research and Development S.A. as of May 31, 2005.

Schedule A

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

	Original value						Depreciation							Impairment (2) Ps.	Net carrying value as of September 30, 2005 Ps.	Net carrying value as of June 30, 2005 Ps.
	Value as of beginning of year Ps.	Increases Ps.		Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		For the period			Accumulated as of end of the period Ps.
Items										Amount (1) Ps.	Increases and transfers Ps.
Properties:
Shopping centers:
- Abasto	251,822,472		35,900		—	251,858,372	56,023,232	(*	)	1,942,815		—	57,966,047	—	193,892,325	195,799,240
- Alto Avellaneda	176,803,656		5,341		—	176,808,997	78,054,108	(*	)	2,205,484		—	80,259,592	—	96,549,405	98,749,548
- Paseo Alcorta	105,551,088		295,397		—	105,846,485	39,735,136	(*	)	983,483		—	40,718,619	—	65,127,866	65,815,952
- Patio Bullrich	159,476,014		138,586		—	159,614,600	44,132,039	(*	)	1,674,113		—	45,806,152	—	113,808,448	115,343,975
- Alto Noa	43,070,892		4,750		—	43,075,642	12,187,543	(*	)	498,126		—	12,685,669	—	30,389,973	30,883,349
- Alto Rosario	85,426,283		356,010		(64,790)	85,717,503	1,191,475	—		524,172		—	1,715,647	(3,377,883)	80,623,973	80,826,675
Caballito plots of land	36,548,156		—		—	36,548,156	—	—		—		—	—	(5,482,742)	31,065,414	31,065,414
Other	12,152,843		1,028,795		—	13,181,638	799,634	(*	)	22,209		—	821,843	—	12,359,795	11,353,209
Leasehold improvements	3,978,676		94,107		—	4,072,783	2,982,543	(*	)	77,613		—	3,060,156	—	1,012,627	996,133
Facilities	9,008,682		36,568		—	9,045,250	1,336,466	10		220,822		—	1,557,288	—	7,487,962	7,672,216
Furniture and fixtures	8,798,748		500,121		(6,283)	9,292,586	4,667,152	10		225,216		—	4,892,368	—	4,400,218	4,131,596
Vehicles	205,933		—		—	205,933	104,970	33		6,310		—	111,280	—	94,653	100,963
Computer equipment	12,153,476		107,806		—	12,261,282	10,183,752	33		304,186		—	10,487,938	—	1,773,344	1,969,724
Software	3,969,021		603,057		—	4,572,078	3,571,481	20		47,561		—	3,619,042	—	953,036	397,540
Work in progress:					—
- Rosario	—		144,398		—	144,398	—	—		—		—	—	—	144,398	—
- Patio Bullrich	258,373		1,293		—	259,666	—	—		—		—	—	—	259,666	258,373
- Office improvements	—		319,184		—	319,184	—			—		—	—	—	319,184	—
Suppliers advances-Rosario	—		832,695		—	832,695	—	—		—		—	—	—	832,695	—
Other	1,572		—		—	1,572	1,572	—		—		—	1,572	—	—	—

Total as of September 30, 2005	909,225,885		4,504,008	(3)	(71,073)	913,658,820	254,971,103	—		8,732,110		—	263,703,213	(8,860,625)	641,094,982	—

Total as of June 30, 2005	864,962,086	(5)	49,598,263	(4)	(5,334,464)	909,225,885	220,687,541	—		33,119,637	(5)	1,163,925	254,971,103	(8,890,875)	—	645,363,907

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the period-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 74,838 which is expensed.
(2)	Net of the amortization of Ps. 30,250 at September 30,2005 and Ps. 244,131 at June 30, 2005. See Schedule E.
(3)	Reclassified to Other receivables and prepaid expenses.
(4)	Includes Ps. 2,126,183 reclassified to intangible assets, Ps. 3,311,599 reclassified to inventory and Ps. 103,318 reclassified from other current receivables and prepaid expenses.
(5)	Includes Ps. 1,169,925 incorporated by merger of Alto Research and Development S.A.

Schedule B

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

	Original value						Amortization						Impairment (3) Ps.	Net carrying value as of September 30, 2005 Ps.	Net carrying value as of June 30, 2005 Ps.
	Value as of beginning of period Ps.	Increases Ps.		Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of period Ps.	Increases and transfers Ps.		Rate %	For the period Amount Ps. (1)	Accumulated as of end of the period Ps.
Items
Trademarks	494,546		—		—	494,546	283,223		—	10	12,361	295,584	—	198,962	211,323
Pre-operating expenses:
- Caballito	1,383,060		67,277		—	1,450,337	—		—	—	—	—	(1,052,322)	398,015	330,738
- Rosario Project	4,348,705		—		(10,600)	4,338,105	966,379		—	33,33	359,153	1,325,532	(317,005)	2,695,568	3,027,280
- Torres Rosario Project	573,765		1,351		—	575,116	—		—	—	—	—	—	575,116	573,765
- Alto Shopping	951,336		—		—	951,336	951,336		—	—	—	951,336	—	—	—

Total as of September 30, 2005	7,751,412		68,628	(2)	(10,600)	7,809,440	2,200,938		—	—	371,514	2,572,452	(1,369,327)	3,867,661	—

Total as of June 30, 2005	2,571,117	(5)	3,072,444	(4)	2,107,851	7,751,412	233,778	(5)	951,336	—	1,015,824	2,200,938	(1,407,368)	—	4,143,106

(1)	The amortization charge is disclosed in Schedule H.
(2)	Reclassified to other receivables and prepaid expenses.
(3)	Net of the amortization Ps. 38,041 at September 30, 2005 and Ps. 123,161 at June 30, 2005 See Schedule E.
(4)	Includes Ps. 2,126,183 reclassified from fixed assets and Ps. 18,332 reclassified to inventory.
(5)	Includes Ps. 951,336 incorporated by merge of Alto Research and Development S.A.

Schedule C

ALTO PALERMO S.A. (APSA)

Interest in other companies

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

						Issuer’s information Last financial statement
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 09.30.2005 Ps.	Value recorded as of 06.30.2005 Ps.	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the Ps.	Share holders’ equity Ps.	Interest in common stock %
Non-current Investments

Mendoza Plaza Shopping S.A.-Equity value	1	24,131,367	61,625,109	59,961,672	Real estate investments	Av. Acceso Este 3280 – Mendoza	09.30.05	28,256,870	2,276,696	72,489,424	85,40%
Mendoza Plaza Shopping S.A.-Higher investment value			5,430,529	5,492,007

Tarshop S.A. – Equity value			13,752,986	10,989,597	Credit card	Lavalle 1290 – 7º Floor – Bs. As.	09.30.05	5,000,000	3,454,232	17,740,804	80%
Tarshop S.A. – Irrevocable contributions	1	4,000,000	439,636	439,636
Tarshop S.A. – Goodwill			666,198	726,761
Emprendimiento Recoleta S.A. – Equity value (2)	1	6,765,150	13,482,483	14,788,923	Building	Av. Pueyrredón 2501 – Bs. As.	09.30.05	13,265,000	472,955	26,470,452	51%

Shopping Neuquén S.A. - Equity value			988,980	1,034,489	Development of	Rivadavia 86 3º Floor Of. 9-	09.30.05	2,200,000	(46,219)	6,087,128	94,623%
Shopping Neuquén S.A. - Higher investment value (1)	1	2,081,706	4,828,974	4,828,974	Undertakings	Neuquén
Shopping Neuquén S.A. - Irrevocable contributions			4,998,112	4,978,112

Inversora del Puerto S.A.- Equity value	1	11,999	(888,335)	(888,335)	Real estate investments	Florida 537 – 18º Floor – Bs. As.	09.30.05	12,000	—	134,597	99,9917%

Shopping Alto Palermo S.A -Equity value	1	123,454,617	245,935,558	243,711,330	Real estate investment and development	Moreno 877 22º Floor - Bs. As.	09.30.05	123,454,617	2,224,227	245,935,560	99,9999%

E-Commerce Latina S.A. - Equity value	1	12,000	(10,329,384)	(10,182,555)	Holding	Florida 537 – 18º Floor Bs. As.	09.30.05	24,000	(293,655)	1,323,053	50%
E-Commerce Latina S.A. – Irrevocable contributions			10,990,910	10,990,910

Fibesa S.A. -Equity value	0.00000001	999,900	6,306,597	4,642,581	Agent	Moreno 877 22º Floor – Bs. As.	09.30.05	0,01	1,664,183	6,307,228	99,99%
Fibesa S.A. – Goodwill			10,095,768	10,608,512

Conil S.A. –Equity value	1	6,000	390,466	390,466	Real estate investments	Lavalle 1290 7° Floor – Bs. As.	09.30.05	12,000	(65,671)	780,934	50%

Total			368,714,587	362,513,080

(1)	Includes an impairment of Ps. 2,178,816. See Schedule E.
(2)	Includes restricted shares. See Note 7.b

Schedule D

ALTO PALERMO S.A. (APSA)

Other Investments

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

Items	Value as of 09.30.2005 Ps.	Value as of 06.30.2005 Ps.
Current
Mutual Funds	981,521	4,928,291

Total	981,521	4,928,291

Schedule E

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases/ reclassifications Ps.		Carrying value as of September 30, 2005 Ps.		Carrying value as of June 30, 2005 Ps.
Deducted from assets:
Allowance for doubtful accounts	17,905,217	(1)	180,863	(2)	(49,397)		18,036,683	17,905,217
Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275	2,208,275
Impairment of non-current inventory	1,448,405		—		—	(4)	1,448,405	1,448,405
Impairment of fixed assets	8,890,875		—		(30,250)	(3)	8,860,625	8,890,875
Impairment of intangible assets	1,407,368		—		(38,041)	(5)	1,369,327	1,407,368
Impairment of non-current investments	2,178,816		—		—	(6)	2,178,816	2,178,816
Included in liabilities:
Provision for current contingencies	2,032,500		—	(7)	(2,032,500)		—	2,032,500
Provision for non current contingencies	4,856,366	(8)	282,301	(7)	(176,838)		4,961,829	4,856,366

Total as of September 30, 2005	40,927,822		463,164		(2,327,026)		39,063,960	—

Total as of June 30, 2005	59,060,433		3,924,770		(22,057,381)		—	40,927,822

(1)	Ps. 91,349 set forth in Schedule H and Ps. 89,514 that corresponds to the annulment of a condonation.
(2)	Related to off sets and condonations.
(3)	Set forth in Schedule A.
(4)	Set forth in Schedule F.
(5)	Set forth in Schedule B.
(6)	Set forth in Schedule C.
(7)	Corresponds to the cancellation of the provision.
(8)	Ps. 188,816 set forth in Note 3.l) and Ps. 93,485 in Schedule H.

Schedule F

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the three-month period ended September 30, 2005 and 2004

	09.30.05 Ps.	09.30.04 Ps.
Cost of leases and services
Expenses (Schedule H)	11,378,214	8,616,086

Cost of leases and services	11,378,214	8,616,086

Cost of other
Stock as of beginning of period (1)	50,836,120	45,127,902
Purchases of the period	111,770	7,321
Agreements of the period	—	(7,081)
Assets delivered in relation to the Bonus Program	(82,738)	(33,105)
Stock as of end of the period (Note 3.d)	(50,787,453)	(45,079,471)

Cost of other	77,699	15,566

(1)	Includes Ps. 1,448,405 of impairment of non-current inventory allocated in Schedule E.

Schedule G

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

For the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of September 30, 2005 Ps. (1)	Total as of June 30, 2005 Ps.
Assets
Current Assets
Cash and banks	US$	238,183	2.87	683,584	3,208,656
Cash and banks	Euros	303,213	3.4497	1,045,993	1,056,047
Other receivables and prepaid expenses	US$	3,000,000	2.87	8,610,000	—

Total		3,541,396		10,339,577	4,264,703

Total Assets as of September 30, 2005		3,541,396		10,339,577	—

Total Assets as of June 30, 2005		—		—	4,264,703

Liabilities
Current Liabilities
Trade accounts payable	US$	334,045	2.91	972,070	971,616
Advance to customers	Euros	300,000	3.4981	1,049,430	1,046,520
Short-term debt	US$	56,126,450	2.91	163,327,970	19,864,687

Total		56,760,495		165,349,470	21,882,823

Non-current Liabilities
Trade accounts payable	US$	555,160	2.91	1,615,515	1,870,602
Long-term debt	US$	—		—	150,191,464

Total		555,160		1,615,515	152,062,066

Total Liabilities as of September 30, 2005		57,315,655		166,964,985	—

Total Liabilities as of June 30, 2005		—		—	173,944,889

(1)	Exchange rates at 09.30.05 according to Banco Nación records.

Schedule H

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the three-month period ended September 30, 2005 and 2004

	Total as of September 30, 2005 Ps.	Cost of leases and services Ps.	Expenses		Total as of September 30, 2004 Ps.
Items			Administrative Ps.	Selling Ps.
Depreciation and amortization	8,960,495	8,960,495	—	—	7,663,111
Condominium expenses	1,553,128	1,553,128	—	—	452,113
Taxes, rates, contributions and services	1,482,866	22	406,599	1,076,245	1,171,708
Fees for Directors	1,140,385	—	1,140,385	—	—
Parking	596,834	596,834	—	—	462,678
Fees and payments for services	560,789	—	560,789	—	420,519
Salaries and bonuses	436,095	—	436,095	—	472,045
Maintenance and repairs	214,229	149,228	65,001	—	35,201
Personnel	163,100	—	163,100	—	17,906
Advertising	131,074	—	—	131,074	860
Social security taxes	108,728	—	108,728	—	58,074
Contingencies	93,485	93,485	—	—	104,662
Allowance for doubtful accounts	91,349	—	—	91,349	(133,552)
Insurance	70,234	—	70,234	—	111,874
Bank charges	55,612	—	55,612	—	50,994
Rental	33,713	25,022	8,691	—	42,694
Regulatory Authority expenses	30,771	—	30,771	—	37,148
Freight and transportation	5,969	—	5,969	—	14,717
Stationary	1,518	—	1,518	—	4,114
Other	126,000	—	106,724	19,276	102,872

Total as of September 30, 2005	15,856,374	11,378,214	3,160,216	1,317,944	—

Total as of September 30, 2004	—	8,720,748	1,704,791	664,199	11,089,738

Schedule I

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities for the three-month period ended September 30, 2005

Compared with the year ended June 30, 2005

	09.30.05
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (4) (9)
No fixed term	981,521	—	11,291,405	—	—	180,862	—	16,061,845

Past due	—	1,909,160	2,973,090	3,346,788	1,994,891	—	756,103	—

To mature
In three months	—	15,429,863	9,102,238	2,292,696	7,747,485	21,447,844	1,157,294	11,367,743
Between 3 and 9 months	—	5,150,787	542,945	274,690	5,754,407	12,082,724	—	808,290
Between 6 and 9 months	—	2,408,363	389,712	196,493	5,754,407	12,428,623	—	441,728
Between 9 and 12 months	—	1,396,585	8,407,433	269,990	5,754,407	151,354,559	27	588,737

Between 1 and 2 years	—	113,602	333,469	932,966	11,662,659	25,000,000	—	266,485
Between 2 and 3 years	—	139,802	230,292	682,549	7,309,902	—	5,448,431	282,426
Between 3 and 4 years	—	113,643	38,385	—	3,140,137	—	—	299,863
In greater than 4 years	—	420,541	148,560	—	9,950,881	—	—	1,378,545

Total to mature	—	25,173,186	19,193,034	4,649,384	57,074,285	222,313,750	6,605,752	15,433,817

Total with fixed term	—	27,082,346	22,166,124	7,996,172	59,069,176	222,313,750	7,361,855	15,433,817

Total	981,521	27,082,346	33,457,529	7,996,172	59,069,176	222,494,612	7,361,855	31,495,662

	06.30.05
	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	4,928,291	—	2,521,179	—	—	180,862	—	16,027,787

Past due	—	1,954,500	1,618,116	3,558,723	1,212,379	—	335,077	—

To mature
In three months	—	14,164,087	6,357,176	4,403,104	6,512,514	17,798,259	1,457,991	7,859,884
Between 3 and 9 months	—	3,453,010	16,367,083	194,940	6,534,560	12,643,418	—	3,916,020
Between 6 and 9 months	—	1,844,253	—	267,856	5,382,745	9,128,614	—	986,938
Between 9 and 12 months	—	953,441	435,445	194,940	5,382,745	12,643,418	—	91,035

Between 1 and 2 years	—	105,655	—	925,592	10,477,653	175,139,901	—	262,718
Between 2 and 3 years	—	102,070	36,018	925,592	6,346,248	—	6,473,040	278,306
Between 3 and 4 years	—	114,553	—	19,418	3,278,925	—	—	483,189
In greater than 4 years	—	447,107	627,342	—	10,130,877	—	—	1,296,323

Total to mature	—	21,184,176	23,823,064	6,931,442	54,046,267	227,353,610	7,931,031	15,174,413

Total with fixed term	—	23,138,676	25,441,180	10,490,165	55,258,646	227,353,610	8,266,108	15,174,413

Total	4,928,291	23,138,676	27,962,359	10,490,165	55,258,646	227,534,472	8,266,108	31,202,200

(1)	Does not accrue interest, except for Ps. 1,075,662 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 6,065,968 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 7,157,395 that accrue interest at a variable market rate.
(6)	Includes Ps. 2,587,585 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 5,255,566 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 1,946,282 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2005

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, November 10, 2005 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading real estate companies mainly engaged in the possession, development, management, and acquisition of Shopping Centers in Argentina, announces its first quarter fiscal year 2006 results, ended on September 30, 2005.

Net income for the three-month period was Ps. 9.3 million, compared to Ps. 2.5 million for the same period of the previous year. This increase represents an improvement of 274%.

Total revenues as of September 30, 2005, were Ps.73.7 million, 62.5% higher than the recorded in the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers, which allows us to increase rental charges to our lessees. Also the addition of the revenues of Mendoza Plaza Shopping S.A. due to the increase of our share and the revenues of Alto Rosario Shopping, which was opened on November 2004. In addition, it’s been important the increase of 119.2% on the revenues coming from our subsidiary Tarjeta Shopping.

Gross profit for the period increased by 71.9%, from Ps.26.4 million in the first quarter of fiscal year 2005 to Ps. 45.4 million during the same period of fiscal year 2006. In line with the above-mentioned factors, the consolidated operating income for the period recorded an increase of 57.2%, from Ps. 18.3 million in fiscal year 2005 to Ps. 28.7 million in fiscal year 2006.

EBITDA1 for the three-month period totaled Ps.44.5 million, posting an increase of 34.9% from the EBITDA for the same period of the previous year.

Comments on the operations during the quarter

As it occurs to date, the third quarter of the calendar year will be recording the highest growth of 2005 thus confirming an economic increase larger than the one predicted by government authorities. The GDP increase for 2005 calendar year would be at least 9.5%. Consequently, during the July-September 2005 quarter, unemployment decreased to 10.3% and employment increased by 10.1%.

In September 2005 the fiscal surplus was 1,617 million. During this quarter it reached the outstanding figure of 5,298 million. Therefore, during the first nine months of 2005 the public accounts have accumulated a positive balance of Ps. 16,886 million. To date, this accumulated amount exceeds the figure estimated for the whole of 2005 calendar year that is Ps. 14,300 million Argentine pesos. In spite of the good accumulated result, the September fiscal surplus was among the lowest recorded until now in 2005.

[1]	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges, results from related companies, minority interests and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A. (APSA)

The reliability consumer index (ICC) -which measures the consumers’ “mood” in respect of short and medium term purchasing decisions- decreased during September 2.1% as regards the previous month, with 49.9 points. During the quarter, there also were 0.7 points fall in relation with the previous quarter. The principal reasons for such deceleration in the consumers’ reliability during the current quarter would be the uncertainty on the results of the Parliament October 2005 elections, and the slight although constant increase of consumer’s prices. According to one of the most important economic consultants, the Broda firm, the inflation rate by the end of year 2005 would be 11.5% approximately, this being a higher percentage than the one estimated by the government.

This uncertainty would be one of the reasons for the shopping centers’ sales to have recorded 0.1% decrease during September in respect of August, according to the National Institute for Statistics and Census (INDEC). The trend, however, is still highly promissory as in line with the INDEC the first quarter of the fiscal year improved almost 30% in sales on current prices in comparison with the same quarter of fiscal year 2005.

Tenants’ sales have continued to grow to record levels, reaching Ps. 526.7 million in the three-month period ended September 30, 2005, 39.5% higher than those recorded in the same period of the previous year.

ALTO PALERMO S.A. (APSA)

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 98.5%, surpassing pre-crisis values. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio.

The current bonanza in the retail sector, combined the management actions taken to accompany growth, allow us to enter into new lease agreements under better conditions. We thus increased the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers.

Credit Card Segment

Tarshop S.A. is a credit card company in which APSA holds an 80% interest.

The favorable context and the successful performance of our credit cards business unit, pushed Tarshop S.A. income to Ps. 3.5 million during the first quarter of fiscal year 2006, which represents a 169.5% increase in comparison with the Ps. 1.3 million obtained during the same period of the previous year.

Net revenues had a significant increase of 119.2%, from Ps. 11.2 million during the first quarter of fiscal year 2005 to Ps.24.6 million during this quarter. In addition, operating results increased 195% to Ps. 5.3 million.

The credit portfolio including securitized coupons as of September 30, 2005 was Ps.235.1 million, 121.8% greater compared to Ps.106 million as of September 30, 2004.

ALTO PALERMO S.A. (APSA)

In the area of collections, short-term delinquency at September 30, 2005 has firmly maintained the negative tendency, reaching figures even lower than before the crisis. The three-month arrear was 2.8% as of September 30, 2005.

Other Significant Events

Standard agreement for the development of a new Shopping Center.

On August 29, 2005 Alto Palermo S.A. together with Argentimo S.A. and Constructora San José Argentina S.A. have entered into a standard agreement by which the bases and guidelines are established on which they will all carry forward a negotiating process in order to project, register, organize, construct and develop a Shopping center and an apartment building and/or office building.

On September 2, 2005 and in the context of the contract referred to above, the Company opened an escrow account in the Deutsche Bank (Escrow Agent) in favor of Argentimo S.A. in an amount of US$ 3 million, which will remain deposited until a series of requirements of the project are complied with, and which will be computed as payment to account of the transaction on a timely basis.

If towards the ending of negotiating terms, the Parties have not entered into all the final agreements, notwithstanding the reason, the Escrow Agent should return to Alto Palermo S.A. (APSA) the amount of the escrow added the respective interest, without generating any right whatsoever in favor of Argentimo S.A.

The negotiation terms and conditions of the Final Agreement will terminate on December 6, 2005, unless all the Parties would decide to postpone such date by means of executing a specific agreement.

ALTO PALERMO S.A. (APSA)

Shareholders’ Meeting

The shareholders’ meeting held on November 1 was postponed until November 29, 2005.

Financial debt

On July 5, 2005 , Alto Palermo S.A. payed the first installment of the syndicated loan for an approximate amount of Ps. 1 million, and after the end of the first quarter of fiscal year 2006, cancelled the first principal installment of such loan for Ps.12.5 million.

On September 29, 2005, Alto Palermo S.A. cancelled the second installment of the loan for the acquisition of the shares of Mendoza Plaza Shopping S.A. for US$ 1.8 million.

With respect to the Convertible Negotiable Obligations issued in July 2002, the total amount outstanding is US$ 47,281,230 whereas the number of Company shares is 780,423,632 and the capital Ps. 78,042,363.

Comercial Strategy

During the second quarter of fiscal year 2006, we look forward to continuing ofering a wide variety of commercial proposals, according to the needs of our clients. Our aims is to offer more activities, promotions and entertainments with the objective that our clients recognize and be identifyed with our proposals. A similar process during the past periods. In addition, we continue evaluating the differents investments opportunities that arise in the shopping centers industry with the objective of increasing our property portfolio.

ALTO PALERMO S.A. (APSA)

Principal Consolidated Financial Ratios

For the three-month period ended September 30, 2005 and 2004

(In Argentine Pesos)

	September 30, 2005 (Ps.)	September 30, 2004 (Ps.)	Change	% change
EBITDA (1)	44,486,793	32,978,901	11,507,892	34.89%
EBITDA per share	0.57	0.42	0.15	35.71%
EBITDA per share - Fully Diluted	0.21	0.15	0.06	40.00%
Financial Debt (2)	225,132,591	212,506,454	12,626,136	5.94%
Shares Outstanding (Ps. 1 p.v.)	78,042,363	77,898,379	143,984	0.18%
Shares Outstanding Fully Diluted	215,630,742	218,988,366	-3,357,624	-1.53%
Price per Share (Ps. 1 p.v.)	6.88	3.85	3.03	78.70%
Market Capitalization	536,931,457	299,908,759	237,022,698	79.03%
Market Capitalization Fully Diluted	1,483,539,504	843,105,209	640,434,295	75.96%
Enterprise Value (3)	683,130,383	464,132,078	218,998,305	47.18%
Enterprise Value Fully Diluted	1,629,738,430	866,238,540	763,499,890	88.14%
Financial Debt / Enterprise Value	0.33	0.46	-0.13	-28.26%
FFO (4)	26,745,417	17,844,849	8,900,568	49.88%
FFO per share	0.34	0.23	0.11	47.83%

Net Income for the period	9,299,831	2,464,375	6,835,456	277.37%

(1)	Operating income plus fixed assets depreciation and intangible assets amortization. EBITDA is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.
(2)	Financial Debt, net of accrued interest (includes financial liabilities with related companies).
(3)	Outstanding shares at their market value plus financial liabilities minus cash and banks and current investments.
(4)	Funds from operations calculated as the year’s results before amortization and depreciation and other net income and expenses. The FFO is not considered a generally accepted accounting measure and therefore it should not be used as a measure of financial or operating performance.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	09.30.2005 Ps.	09.30.2004 Ps.	09.30.2003 Ps.	09.30.2002 Ps.
Current assets	177,525,312	110,435,246	82,260,420	69,009,869
Non-current assets	1,093,125,416	1,022,970,582	1,021,136,836	1,065,535,023

Total	1,270,650,728	1,133,405,828	1,103,397,256	1,134,544,892

Current liabilities	339,201,667	153,594,162	74,855,934	67,981,963
Non-current liabilities	104,003,687	186,043,239	258,361,370	354,454,577

Subtotal	443,205,354	339,637,401	333,217,304	422,436,540

Minority interest	27,137,974	15,800,200	14,706,083	15,349,908
Shareholders’ equity	800,307,400	777,968,227	755,473,869	696,758,444

Total	1,270,650,728	1,133,405,828	1,103,397,256	1,134,544,892

3.	Consolidated income (loss) structure as compared with the same period of the three previous years.

	09.30.2005 Ps.	09.30.2004 Ps.	09.30.2003 Ps.	09.30.2002 Ps.
Operating income	28,702,479	18,257,422	9,667,839	(1,988,536)
Net loss on equity investments	(146,884)	(239,014)	(181,179)	(960,759)
Amortization of goodwill	(1,189,020)	(1,206,699)	(1,206,831)	(1,206,757)
Financial results, net	(5,367,579)	(5,874,247)	(7,099,377)	27,816,992
Other (expense) income, net	(379,668)	(815,479)	81,809	10,138,722
Income tax	(11,129,881)	(7,245,465)	(5,197,192)	(19,551,536)
Minority interest	(1,189,620)	(412,143)	54,461	1,094,558

Net income (loss)	9,299,827	2,464,375	(3,880,470)	15,342,684

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	09.30.2005 Ps.	09.30.2004 Ps.	09.30.2003 Ps.	09.30.2002 Ps.
Liquidity
Current assets	177,525,312	110,435,246	82,260,420	69,009,869

Current liabilities	339,201,667	153,594,162	74,855,934	67,981,963

Ratio	0.52	0.72	1.10	1.02

Indebtedness

Total liabilities	443,205,354	339,637,401	333,217,304	422,436,540

Shareholders’ equity	800,307,400	777,968,227	755,473,869	696,758,444

Ratio	0.55	0.44	0.44	0.61

Solvency

Shareholders’ equity	800,307,400	777,968,227	755,473,869	696,758,444

Total liabilities	443,205,354	339,637,401	333,217,304	422,436,540

Ratio	1.81	2.29	2.27	1.65

Non Current Assets to total Assets

Non current assets	1,093,125,416	1,022,970,582	1,021,136,836	1,065,535,023

Total assets	1,270,650,728	1,133,405,828	1,103,397,256	1,134,544,892

Ratio	0.86	0.90	0.93	0.94

Profitability

Net income (loss) for the fiscal period	9,299,827	2,464,375	(3,880,470)	15,342,684

Average shareholders’ equity	791,007,573	772,938,775	759,302,623	681,415,760

Ratio	0.012	0.003	(0.005)	0.023

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of September 30, 2005

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

Note 14.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	09.30.05 Ps.	06.30.05 Ps.	03.31.04 Ps.	12.31.04 Ps.	Total Ps.
Accounts receivable, net	1,162,978	250,416	22,655	473,111	1,909,160
Other current receivables and prepaid expenses	1,627,895	1,006,273	44,561	294,361	2,973,090

b)	Past due payable:

	09.30.05 Ps.	06.30.05 Ps.	03.31.04 Ps.	12.31.04 Ps.	Total Ps.
Trade accounts payable	579,241	211,334	107,050	2,449,163	3,346,788
Advance to customers	1,381,305	90,019	—	523,567	1,994,891
Related parties	655,011	26,228	18,284	56,580	756,103

c)	Receivables and liabilities with no fixed term:

09.30.05 Ps.

Other receivables and prepaid expenses	11,291,405
Short-term debt	180,862
Taxes payable	8,300,016
Other liabilities	2,800,000
Provisions	4,961,829

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	31.12.05 Ps.	31.03.06 Ps.	30.06.06 Ps.	30.09.06 Ps.	Total Ps.
Accounts receivable, net	15,429,863	5,150,787	2,408,363	1,396,585	24,385,598
Other	9,102,238	542,945	389,712	8,407,433	18,442,328

e)	Non-current receivables to mature:

	09.30.07 Ps.	09.30.08 Ps.	09.30.09 Ps.	09.30.10 Ps.	Total Ps.
Accounts receivable, net	113,602	139,802	113,643	420,541	787,588
Other	333,469	230,292	38,385	148,560	750,706

f)	Current liabilities to mature:

	12.31.05 Ps.	03.31.06 Ps.	06.30.06 Ps.	09.30.06 Ps.	Total Ps.
Trade accounts payable	2,292,696	274,690	196,493	269,990	3,033,869
Customer advances	7,747,485	5,754,407	5,754,407	5,754,407	25,010,706
Short-term debt	21,447,844	12,082,724	12,428,623	151,354,559	197,313,750
Related parties	1,157,294	—	—	27	1,157,321
Salaries and social security payable	1,234,248	703,380	—	496,841	2,434,469
Taxes payable	4,351,651	38,841	388,673	38,841	4,818,006
Other liabilities	5,781,844	66,069	53,055	53,055	5,954,023

g)	Non-current liabilities to mature:

	09.30.07 Ps.	09.30.08 Ps.	09.30.09 Ps.	09.30.10 Ps.	Total Ps.
Trade accounts payable	932,966	682,549	—	—	1,615,515
Customer advances	11,662,659	7,309,902	3,140,137	9,950,881	32,063,579
Long-term debt	25,000,000	—	—	—	25,000,000
Related parties	—	5,448,431	—	—	5,448,431
Taxes payable	169,942	185,883	203,320	1,231,771	1,790,916
Other liabilities	96,543	96,543	96,543	146,774	436,403

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

	Ps.
Current
Local currency	(1)	26,294,758

Non-current
Local currency	(1)	787,588

(1)	Does not accrue interest, except for Ps. 1,075,662 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	(1)	24,076,690
Foreign currency	(1)	8,610,000

Non-current
Local currency	(1)	771,239

(1)	Does not accrue interest, except for Ps. 6,065,968 that accrue interest at a fixed rate.

c)	Trade account payable:

Current
Local currency	(1)	5,408,587
Foreign currency	(2)	972,070

Non-current
Foreign currency	(2)	1,615,515

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

	Ps.
Current
Local currency	(1)	25,956,167
Foreign currency	(1)	1,049,430

Non-current
Local currency	(1)	32,063,579

(1)	Does not accrue interest, except for Ps. 7,157,395 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	(1)	34,166,642
Foreign currency	(1)	163,327,970

Long-term debt
Local currency	(1)	25,000,000

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	2,434,468

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	4,818,006

Non Current
Local currency	(1)	10,090,935

(1)	Does not accrue interest, except for Ps. 1,946,282 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

	Ps.
Current
Local currency	(1)	1,913,424

Non-current
Local currency	(1)	5,448,431

(1)	Does not accrue interest, except Ps. 5,255,566 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	8,754,020

Non-current
Local currency	(1)	436,404

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	4,961,829

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.5. to the unaudited financial statements.

ALTO PALERMO S.A. (APSA)

8.	Current values.

See Notes 2.5. and 2.6. to the unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.6. to the unaudited financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No, 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	186,587,885	193,892,325	Fire and civil responsibility. Full risk.
Alto Palermo Shopping	103,737,205	206,278,815	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping	77,851,950	65,127,866	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping	64,092,465	95,549,405	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping	46,227,885	113,808,448	Fire and civil responsibility. Full risk.
Alto Noa building Contents	43,058,475	30,389,973	Fire and civil responsibility. Full risk.
Buenos Aires Design building Contents	50,382,860	20,318,430	Fire and civil responsibility. Full risk.
Alto Rosario Shopping	70,441,290	80,623,973	Full risk, construction and assembly.
Mendoza Plaza Building	104,517,160	86,379,636	Fire and civil responsibility. Full risk.
Unique policy	15,000,000	—	Civil responsibility

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 16.

Autonomous City of Buenos Aires, November 10, 2005

Eduardo S. Elsztain
President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2005 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2005 and 2004 and the complementary notes 1 to 16 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2005 and 2004, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued our unqualified report on September 7, 2005, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at September 30, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2005.

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

Limited Review Report (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 670,856 none of which was claimable at that date.

Autonomous City of Buenos Aires, November 10, 2005

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos A. Rebay Contador Público (U.A.D.E.) C.P.C.E.C.A.B.A. Tº 95 Fº 167	ABELOVICH, POLANO & ASOCIADOS (Partner) Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: November 21, 2005